Vernon G. Baker, II Senior Vice President and General Counsel 248.435.0786 Tel 248.435.2184 Fax	Meritor, Inc. 2135 West Maple Road Troy, Michigan 48084-7121 USA 800-535-5560 Tel meritor.com

June 28, 2013

VIA EDGAR

Cecilia Blye, Chief, Office of Global Security Risk
United States Securities and Exchange Commission
Washington D.C. 20549

Re:	Meritor, Inc.
Form 10-K for Fiscal Year Ended September 30, 2012
Filed November 21, 2012 (the “Form 10-K”)
Amendment No. 1 to Form 10-K for Fiscal Year Ended September 30, 2012
Filed May 3, 2013
File No. 1-1 5983 (the “Amended Form 10-K”)

Dear Ms. Blye:

This letter is in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the above-referenced filings of Meritor, Inc. (“Meritor”) made in your letter dated June 14, 2013 to Vernon G. Baker, II, Senior Vice President and General Counsel of Meritor. Set forth below are the Staff’s comments (in bold) followed by Meritor’s response.

General
1.	You refer on page 23 of your 10-K, page 56 of your amended 10-K and elsewhere in the 10-K to operations and related parties in Africa, Latin America and the Middle East, regions that include Sudan, Cuba and Syria. Sudan, Cuba and Syria are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with those countries, whether through subsidiaries, affiliates, distributors, resellers, or other direct or indirect arrangements. In this regard, we note the disclosure on page 7 of the 10-K that sales to AB Volvo and Daimler AG represented approximately 22% and 15% of your sales in fiscal year 2012. Two 2011 articles, respectively, note Volvo dealers in countries including Cuba and discuss a report stating that Volvo’s Renault Trucks was exporting trucks and commercial vehicle parts for assembly in Sudan. An October 2012 article indicates that Daimler may licenses the manufacture of commercial vehicles in Iran for export to countries including Syria and Sudan. Your response should describe any products, technology or services you have provided into Sudan, Cuba or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

United States Securities and Exchange Commission

June 28, 2013

Response: Page 23 of Meritor’s Form 10-K discloses that certain properties are owned or leased in Latin America. All of such properties of Meritor are located in Brazil or Mexico and none of such properties are owned or leased in any other Latin American countries (including without limitation Cuba). Note 11 on page 56 of the Amended Form 10-K identifies related-party transactions for our minority-owned affiliate, Suspensys Sistemas Automotivos Ltda. (“Suspensys”). Some Suspensys transactions are identified as taking place with “Randon companies,” the majority owner of Suspensys and not an affiliate of Meritor. The asterisk on the page indicates that “Randon companies” include companies called “Randon Middle East” and “Fras Le Africa Automotive.” We have been advised that none of the products purchased from this minority-owned affiliate by “Randon companies” are exported to the Sudan, Cuba or Syria. It should also be noted that Meritor executed a definitive purchase and sale agreement dated April 29, 2013 for the sale of all of its interests in Suspensys. That transaction is expected to close before the end of our fiscal year 2013.

Meritor is committed to complying with the U.S. prohibitions on conducting business with all sanctioned countries, including Sudan, Cuba and Syria and has had no sales to, or customers in, the Sudan, Cuba or Syria in the last three fiscal years from any of its controlled affiliates. We have been advised that a small, non-controlled joint venture outside the United States has an aftermarket customer in North Sudan to which such joint venture ships all-makes linings for trucks in the amount of approximately $40,000 per year.

In your letter to us, you reference a news article regarding Volvo’s Renault Trucks exporting trucks and commercial vehicle parts for assembly in Sudan. We do supply axles through our European operations to Renault, but such axles are delivered by our European operations to France where Renault then takes ownership and Meritor has no further involvement. Although Meritor has no control over, or knowledge of, where Meritor customers who are original equipment manufacturers (“OEMs”) may send components once they are incorporated into OEM vehicles or where independent dealers or distributors who purchase Meritor aftermarket replacement and remanufactured parts may send such parts after such purchases, Meritor maintains policies and training programs for its own personnel to help ensure that it is operating in compliance with U.S. export laws and regulations.

Except as set forth above, based on Meritor’s knowledge, (i) Meritor has no past, current or anticipated contact with the countries of Sudan, Cuba and Syria through any direct or indirect arrangements, whether through subsidiaries, affiliates, distributors, resellers or otherwise, and (ii) Meritor has not provided any products, technology or services into Sudan, Cuba or Syria and has had no agreements, commercial arrangements or other contacts with the governments of those countries or entities they control.

2.	Please discuss the materiality of any contacts with Sudan, Cuba and Syria described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, please address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.- designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan, Cuba and Syria.

United States Securities and Exchange Commission

June 28, 2013

Response: In view of our response to comment number 1, we do not believe there is any material risk to our investors in this regard.

Meritor hereby acknowledges that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,

/s/ Vernon G. Baker, II

Vernon G. Baker, II
Senior Vice President and General Counsel
Meritor, Inc.